Oppenheimer Zero Coupon
                             U.S. Treasuries Trust
                                   Series D
                     Annual Report dated December 31, 1993

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Independent Auditors' Report
- ---------------------------------------------------------------------------
We have audited the accompanying statements of condition, including the related portfolios of the 1998 Series and the 2008 Series of the Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D, as of December 31, 1993 and the related statements of operations and changes in net assets for the years ended December 31, 1993, 1992 and 1991. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We  conducted  our  audits  in  accordance  with  generally  accepted  auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned at December 31, 1993 by correspondence with the custodian. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D at December 31, 1993 and the results of its operations and changes in its net assets, for the above stated periods, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE
Denver, Colorado
February 8, 1994

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Statements of Condition as of December 31, 1993

- --------------------------------------------------------------------------------------------------------------
                                                                                     1998                2008
                                                                                    Series              Series
- --------------------------------------------------------------------------------------------------------------
Trust Property
Investment in marketable securities
   (see Portfolios)-Note 1  . . . . . . . . . . . . . . . . . . . . . . .       $1,061,262          $  478,309
Cash. . .   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .              673               2,427
Accrued interest receivable . . . . . . . . . . . . . . . . . . . . . . .               74                  71
                                                                                ----------          ----------
          Total trust property  . . . . . . . . . . . . . . . . . . . . .        1,062,009             480,807
Less Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . .              747               2,498
                                                                                ----------          ----------

Net Assets-Note 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $1,061,262          $  478,309
                                                                                ==========          ==========

Units Outstanding . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,321,762           1,256,429
                                                                                ==========          ==========

Unit Value  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       $   .80292          $   .38069
                                                                                ==========          ==========


See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Statements of Changes In Net Assets
For the years ended December 31, 1993, 1992 and 1991

- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1998 Series
                                                                                        --------------------------------------
                                                                                           1993          1992            1991
- ------------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   60,284    $   59,636       $   80,627
   Realized gain on securities transactions   . . . . . . . . . . . . . . . . . .        10,954             -           39,173
   Net unrealized appreciation of investments   . . . . . . . . . . . . . . . . .        44,373        17,589           64,897
                                                                                     ----------    ----------       ----------
   Net increase in net assets resulting from operations   . . . . . . . . . . . .       115,611        77,225          184,697
Capital Share Transactions - Note 4
   Issuance of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -             -                -
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       (66,466)            -         (507,094)
                                                                                     ----------    ----------       ----------
   Net increase (decrease) in Net Assets  . . . . . . . . . . . . . . . . . . . .        49,145        77,225         (322,397)
                                                                                     ----------    ----------       ----------
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,012,117       934,892        1,257,289
                                                                                     ----------    ----------       ----------

   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $1,061,262    $1,012,117       $  934,892
                                                                                     ==========    ==========       ==========

                                                                                                      2008 Series
                                                                                        --------------------------------------
                                                                                           1993          1992             1991
- ------------------------------------------------------------------------------------------------------------------------------
Operations:
   Net investment income  . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $   42,419     $   47,289      $   65,875
   Realized gain on securities transactions   . . . . . . . . . . . . . . . . . .        75,586        17,976           37,223
   Net unrealized appreciation (depreciation) of investments  . . . . . . . . . .        13,877        (22,766)         31,869
                                                                                     ----------     ----------      ----------

   Net increase in net assets resulting from operations   . . . . . . . . . . . .       131,882        42,499          134,967
Capital Share Transactions - Note 4
   Issuance of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             -             -                -
   Redemption of Units  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (279,036)      (201,947)       (395,938)
                                                                                     ----------     ----------      ----------

   Net increase (decrease) in Net Assets  . . . . . . . . . . . . . . . . . . . .      (147,154)      (159,448)       (260,971)
Net Assets:
   Beginning of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       625,463       784,911        1,045,882
                                                                                     ----------    ----------       ----------
   End of period  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    $  478,309    $  625,463       $  784,911
                                                                                     ==========    ==========       ==========

See Notes To Financial Statements

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Statements of Operations
For the years ended December 31, 1993, 1992, and 1991

- ------------------------------------------------------------------------------------------------------------------------------
                                                                                                     1998 Series
                                                                                         -------------------------------------
                                                                                           1993          1992             1991
- ------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $     74       $    630         $   772
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . .        60,284        59,636           80,627
Trustee's fees and expenses - Note 3  . . . . . . . . . . . . . . . . . . . . . .           (74)         (630)            (772)
                                                                                       --------      --------          -------
Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        60,284        59,636           80,627
Realized and Unrealized Gain on Investments
Realized gain on securities transactions  . . . . . . . . . . . . . . . . . . . .        10,954             -           39,173
Net change in unrealized appreciation of investments  . . . . . . . . . . . . . .        44,373        17,589           64,897
                                                                                       --------      --------          -------
Net gain on investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        55,327        17,589          104,070
                                                                                       --------      --------          -------
Net Increase in Net Assets Resulting From Operations  . . . . . . . . . . . . . .      $115,611       $ 77,225        $184,697
                                                                                       ========       ========        ========

                                                                                                      2008 Series
                                                                                        --------------------------------------

                                                                                           1993          1992             1991
- ------------------------------------------------------------------------------------------------------------------------------
Investment Income:
Interest Income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $    561       $    909        $  1,260
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . .        42,419        47,289           65,875
Trustee's fees and expenses-Note 3  . . . . . . . . . . . . . . . . . . . . . . .          (561)         (909)          (1,260)
                                                                                       --------      --------         --------

Net investment income . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        42,419        47,289           65,875
Realized and Unrealized Gain (Loss) on Investments
Realized gain on securities transactions  . . . . . . . . . . . . . . . . . . . .        75,586        17,976           37,223
Net change in unrealized appreciation of investments  . . . . . . . . . . . . . .        13,877       (22,766)          31,869
                                                                                       --------      --------         --------

Net gain (loss) on investments  . . . . . . . . . . . . . . . . . . . . . . . . .        89,463         (4,790)         69,092
                                                                                       --------       --------        --------
Net Increase in Net Assets Resulting From Operations  . . . . . . . . . . . . . .      $131,882       $ 42,499        $134,967
                                                                                       ========       ========        ========

- -------------------------
See Notes to Financial Statements.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Notes To Financial Statements
For the years ended December 31, 1993, 1992, and 1991
- ---------------------------------------------------------------------------
1. Significant Accounting Policies
The Fund is registered under the Investment Company Act of 1940 as a unit investment trust. Units of the Fund are sold only to separate investment accounts of life insurance companies to fund variable life insurance policies. The Fund's sponsor is Oppenheimer Funds Distributor, Inc. The following is a summary of significant accounting policies consistently followed by the Fund. The policies are in conformity with generally accepted accounting principles.

(a)   Securities are stated at value as determined  by the Evaluator based    on
      bid side evaluations for the securities.

(b) Cost of securities has been adjusted to include the accretion of original issue discount on the Stripped Treasury Securities.

2. Net Capital

                                                                                                   December 31,
                                                                                    ------------------------------------------
                                                                                         1993           1992            1991
                                                                                         ----           ----            ----
1998 Series
- -----------
Cost of 1,321,762, 1,409,001, and 1,409,001 Units,
   respectively   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  626,780   $  665,568         $665,568
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          9,397       10,064           10,064
                                                                                      ----------   ----------         --------

Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . . .        617,383      655,504          655,504
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . .        238,442      195,549          135,913
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . . .        205,437      161,064          143,475
                                                                                      ----------   ----------         --------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . . .     $1,061,262   $1,012,117         $934,892
                                                                                      ==========   ==========         ========

2008 Series
- -----------
Cost of 1,256,429, 2,030,389, and 2,814,400 Units,
   respectively   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     $  236,061   $  370,309         $511,320
Less sales charge . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          7,215        2,440           10,271
                                                                                      ----------   ----------         --------

Net amount applicable to certificateholders . . . . . . . . . . . . . . . . . . .        228,846      367,869          501,049
Accretion of original issue discount  . . . . . . . . . . . . . . . . . . . . . .        113,591      135,598          139,100
Net unrealized appreciation of investments  . . . . . . . . . . . . . . . . . . .        135,872      121,996          144,762
                                                                                      ----------   ----------         --------
Net capital applicable to certificateholders  . . . . . . . . . . . . . . . . . .     $  478,309   $  625,463         $784,911
                                                                                      ==========   ==========         ========

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Notes to Financial Statements
For the years ended December 31, 1993, 1992 and 1991 (Concluded)
- ---------------------------------------------------------------------------

3. Expenses
Trustee's fees and other expenses incurred by the Fund are limited to the amount of income generated by the Interest Bearing Treasury Securities in each Series. Any excess expenses are assumed by the Sponsor.

4. Capital Share Transactions

Issuance
   Additional Units were issued by the Fund during the periods ended December 31, 1993, 1992 and 1991 as follows:

                                                                                          1993           1992            1991
                                                                                          ----           ----            ----
      1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           -             -                -
      2008  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           -             -                -

Redemption
   During 1993, 1992 and 1991, the Sponsor elected to redeem Units of the Fund as follows:

                                                                                          1993           1992            1991
                                                                                          ----           ----            ----
      1998  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         87,239             -          855,464
      2008  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        773,960        784,011       1,708,743

The total proceeds were remitted to the Sponsor.

5. Income Taxes
All income received, accretion of original issue discount, expenses paid, and realized gains and losses on securities sold are attributable to the holder, on a pro rata basis, for Federal income tax purposes in accordance with the grantor trust rules of the Internal Revenue Code.
At December 31, 1993, the cost of investment securities for Federal income tax purposes was approximately equivalent to the adjusted cost as shown in each Series' portfolio.

6. Distributions
It is anticipated that each Series will not make any distributions until the first business day following the maturity of its holding in the Stripped Treasury Securities which are non-interest bearing.

Oppenheimer Zero Coupon U.S. Treasuries Trust, Series D
Portfolios as of December 31, 1993

- ------------------------------------------------------------------------------------------------------------------------------
Series No. and                                    Coupon                             Face            Adjusted
Title of Securities                                Rates     Maturities             Amount           Cost (+)        Value (*)
- ------------------------------------------------------------------------------------------------------------------------------
1998 Series
- -----------
  Stripped Treasury Securities  . . . . . .           0%        5-15-98         $1,315,000           $848,890       $1,053,165
  U.S. Treasury Notes   . . . . . . . . . .        7.00%        5-15-98              6,762              6,935            8,097
                                                                                ----------           --------        ---------
      Total . . . . . . . . . . . . . . . .                                     $1,321,762           $855,825       $1,061,262
                                                                                ==========           ========       ==========
2008 Series
- -----------
  Stripped Treasury Securities  . . . . . .           0%       11-15-08         $1,250,000           $336,496       $  470,610
  U.S. Treasury Notes   . . . . . . . . . .        8.75%       11-15-08              6,429              5,940            7,699
                                                                                 ---------           --------       ----------

      Total . . . . . . . . . . . . . . . .                                     $1,256,429           $342,436       $  478,309
                                                                               ===========           ========       ==========

- -------------------------
(+)   See Notes to Financial Statements.
(*)   The aggregate values based on offering side evaluations at December 31, 1993 were as follows:

          Series                                Amount
          ------                                ------
          1998  . . . . . . . . . . . .       $1,063,062
          2008  . . . . . . . . . . . .          481,029

See Notes to Financial Statements.

Investment Summary of Series D+
as of December 31, 1993
- ---------------------------------------------------------------------------
Series D is a series unit investment trust consisting of two separate series, each with its own portfolio. These are the 1998 Series and 2008 Series, designated for the maturities of their underlying Portfolios (see Portfolios herein).

                                                                                                 1998                 2008
                                                                                                Series               Series
- ------------------------------------------------------------------------------------------------------------------------------
Face Amount of Securities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $ 1,321,762          $ 1,256,429
Number of Units . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        1,321,762            1,256,429
Fractional Undivided Interest in Fund Represented by Each Unit  . . . . . . . . . . .      1/1,321,762 nd       1/1,256,429 th
Offering Price per 1,000 Units***
     Aggregate offering side evaluation of Securities in Fund*  . . . . . . . . . . .      $ 1,063,062.00       $   481,029.00
                                                                                           --------------       --------------
     Divided by number of Units times 1,000 . . . . . . . . . . . . . . . . . . . . .      $       804.28       $       382.85
     Plus the applicable transaction charge** . . . . . . . . . . . . . . . . . . . .                6.03                 6.70
                                                                                           --------------       --------------
     Offering Price per 1,000 Units . . . . . . . . . . . . . . . . . . . . . . . . .      $       810.31       $       389.55
                                                                                           ==============       ==============
Sponsor's Repurchase Price Per 1,000 Units (based on offering
    side evaluation of underlying Securities)   . . . . . . . . . . . . . . . . . . .      $       804.28       $       382.85
Redemption Price Per 1,000 Units (based on bid side evaluation
    of underlying Securities)****   . . . . . . . . . . . . . . . . . . . . . . . . .      $       802.92       $       380.69
Calculation of Estimated Net Annual Interest Income Per 1,000
    Units Received in Cash by the Fund
    Gross annual income per 1,000 Units   . . . . . . . . . . . . . . . . . . . . . .      $         0.45       $         0.45
    Less estimated annual expense per 1,000 Units   . . . . . . . . . . . . . . . . .                0.45                 0.45

                                                                                           --------------       --------------
     Net annual income per 1,000 Units  . . . . . . . . . . . . . . . . . . . . . . .      $         0.00       $         0.00
                                                                                           ==============       ==============
Distributions
    Distributions will be made on the first business day following the maturity of each Security in a Series to holders of
        record on the business day immediately preceding the date
        of such distribution.
Trustee's Annual Fee
    Per $1,000 face amount of underlying Securities (see Expenses
        and Charges)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      $         0.35       $         0.35
Evaluator's Fee for Each Evaluation
    $.35 for each issue of underlying
        Securities.  Treating separate
        maturities as separate issues.
Evaluation Time
    3:30 P.M. New York Time
Mandatory Termination Date
    January  1, 2038
Minimum Value of Fund
    Trust Indenture may be terminated with respect to any Series if the value of that Series is less than 40% of the face
        amount of Securities.

- ------------------
+     The Indenture was signed and the initial deposit was made as of April 18, 1988.
*     The aggregate offering side evaluation of the obligations is determined  by the Evaluator on the basis of current offering prices for the obligations.
**    The  transaction charges currently  applicable to  the 1998  Series and  the 2008 Series are  .75% and  1.75% of  their respective Offering Prices per 1,000 Units (.756% and 1.781%, respectively, of the net amount invested in Securities).
***   These figures are  computed by  dividing the aggregate  offering side evaluation  of the  underlying Securities in  the particular Series (the price at  which they could be purchased directly by  the public if they were available)  by the number of Units of the Series outstanding, multiplying  the result times 1,000 and adding the applicable transaction charge as described in the preceding footnote. These figures  assume a purchase of 1,000 Units.  The price of a single  Unit, or any multiplying thereof, is calculated by dividing the Offering Price per 1,000 Units above by 1,000 and multiplying by the number of Units.
****  Figures  shown are $7.39  and $8.86  less than the  Offering Price  per 1,000 Units and  $1.36 and  $2.16 less than  the
      Sponsor's Repurchase Price per 1,000 Units, with respect to the 1998 Series and the 2008 Series, respectively.